Tom Mangas

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

T 203 351 2517 F 203 351 2519

August 17, 2015	E tom.mangas@starwoodhotels.com

One Starpoint
Stamford, CT 06902
United States

Jaime G. John

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Jorge L. Bonilla

Senior Staff Accountant

Re:	Starwood Hotels & Resorts Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-07959

Dear Ms. John and Mr. Bonilla:

We refer to the letter dated July 29, 2015 from Jaime G. John, Branch Chief, and Jorge L. Bonilla, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Thomas B. Mangas (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). This letter contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

Comment:

1.	We note your response to comment 3. Please explain to us how the acquisition of the U.K. subsidiary by the Luxembourg Holding company relates to the distribution of Luxembourg foreign cash to the U.S. Additionally, clarify to us whether the repatriation of the $385M in foreign cash was part of your restructuring plan or whether it was required under the U.S. tax law due to the restructuring.

Response:

The acquisition of the U.K. subsidiary by the Luxembourg Holding company resulted in a portion of the Luxembourg cash being repatriated to the U.S. (to the former U.S. shareholder of the U.K. subsidiary) in the form of sales proceeds, and an additional distribution, not required under U.S. tax law, but as a result of the restructuring transaction.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

August 17, 2015

Page 2 ..

Comment:

2.	We note in your April 22, 2015 response to comment 2 that pre-tax income earned in Luxembourg and Singapore comprised 67% of total foreign pre-tax income. To the extent that any other material jurisdictions comprise the remaining 33% of foreign pre-tax income, please tell us the pre-tax income, statutory tax rate and effective tax rate of the jurisdiction(s).

Response:

The foreign pre-tax income disclosed on page F-25 of the Form 10-K and the tax rate differential disclosed in the reconciliation on page F-27 of the Form 10-K represent activities in more than 40 foreign countries. For the year ended December 31, 2014, foreign pre-tax income includes $131 million from jurisdictions other than Luxembourg and Singapore. The following table illustrates the amount of pre-tax income (in $ millions), the statutory tax rates, and effective tax rates in each material jurisdiction other than Luxembourg and Singapore:

Jurisdiction	Pre-tax Income	Statutory Tax Rate	Effective Tax Rate
Aruba	14.2	28.0%	26.6%
Australia	30.4	30.0%	-236.6	% Note 1
Belgium	18.4	34.0%	29.9%
Brazil	16.6	34.0%	29.4%
Cayman Islands	16.1	0.0%	-14.5%
Italy	22.1	31.0%	30.2%
Spain	14.6	30.0%	30.4%

Note 1	The difference between tax at statutory rate and effective rate relates to a $49 million benefit for the resolution of previously disputed operating losses and a $31 million benefit for tax impacts of an asset disposition. The benefit for the resolution of disputed operating losses is discussed in the Form 10-K on page F-28 and included in the “change in uncertain tax positions” line on the rate reconciliation. The impact of the asset disposition is included in the “tax/(benefits) on asset dispositions” line on the rate reconciliation.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

August 17, 2015

Page 3 ..

Comment:

3.	We further note in your April 22, 2015 response to comment 2 that certain tax incentives are reflected in the foreign tax differential line. If material, please provide to us additional details regarding these tax incentives including quantification of the impact to the foreign tax differential line item, expiration dates and any risks or uncertainties.

Response:

For the year ended December 31, 2014, the foreign tax differential line includes a $9.6 million benefit for a tax incentive in Singapore. This tax incentive, which was granted by the Singapore government and is available to all other qualifying unrelated companies, provides us with a 10% tax rate, as compared to the statutory 17% tax rate, on substantially all income earned in Singapore. The incentive was first issued in 2009, was renewed in 2014, and next expires in 2016. As of the filing date of our Form 10-K, we expect that we will be able to renew the ruling at similar terms and accordingly, we do not believe there are any risks or uncertainties associated with this ruling.

For the year ended December 31, 2014, the foreign tax differential line also includes a $38.5 million benefit for tax exempt income earned from our operations in Luxembourg. Pursuant to the U.S.-Luxembourg income tax treaty and the relevant existing income tax laws, substantially all of the income from our European intellectual property is generally not subject to tax. We have also confirmed this treatment by obtaining a tax ruling in Luxembourg. Provided that no significant changes in facts, laws or circumstances occur, the ruling will remain valid and does not expire. As of the filing date of our Form 10-K, we do not believe there are any risks or uncertainties associated with this ruling.

We have historically shown these items in the foreign rate differential line in the effective tax rate table since, in our view, they are equivalent to a reduction of the statutory tax rates in these foreign countries.

Comment:

4.	Additionally, please clarify if there are material components included in the foreign tax differential line other than the difference between the U.S. and foreign statutory tax rates and the tax incentives. For example, tell us whether this line item reflects any changes in foreign valuation allowances, changes in foreign unrecognized tax positions, changes in foreign tax rates or nondeductible items, etc. Also include in your response quantification of the impact to the foreign tax differential line item for each item, to the extent material.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

August 17, 2015

Page 4 ..

Response:

The foreign tax differential line only includes the difference between the U.S. and foreign statutory tax rates and the items discussed in the responses to comment 3 above. We report the effects of changes in foreign valuation allowances, changes in foreign unrecognized tax positions, changes in foreign tax rates or nondeductible items, etc. on separate lines of the reconciliation on page F-27 of the Form 10-K.

Comment:

5.	We note that foreign tax expense as a percentage of foreign pre-tax income has declined from 48% in 2012 to 28% in 2013 to 5% in 2014. Please describe the reasons for this trend.

Response:

We do not believe that the decline in the foreign tax expense as a percentage of the foreign pre-tax income (“foreign effective tax rate”) for the years 2012 to 2014 is indicative of the future foreign effective tax rate. Instead, the decline in the foreign effective tax rate is primarily a result of non-recurring in-period items in each of these years as disclosed in our relevant Form 10-Ks.

For example, in 2014, the foreign effective tax rate decreased from the prior year primarily due to the favorable settlement of a tax audit, and due to the tax benefit associated with certain tax attributes that could only be realized under local country tax law upon the disposition of real estate assets in that country. The benefit for the favorable settlement of a tax audit related to the resolution of disputed operating losses is discussed in the MD&A on page 33, the income tax footnote on page F-28 and included in the “change in uncertain tax positions” line on the rate reconciliation in the Form 10-K. The impact of asset dispositions is included in the “tax / (benefits) on asset dispositions” line on the rate reconciliation on page F-27 of the Form 10-K.

In 2013, the actual foreign effective tax rate is generally consistent with the expected foreign effective tax rate. Various non-recurring in-period items affected the foreign income tax expense during the period but they netted to an immaterial amount in the aggregate. Individually material items include a benefit related to tax law changes in Mexico, partially offset by a tax expense for additional uncertain tax position accruals and a tax expense for additional tax accruals in Mexico (which were fully offset in

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

August 17, 2015

Page 5 ..

consolidation by foreign tax credits in the U.S.). The favorable impact of tax law changes in Mexico enacted during the period is disclosed on pages F-27 and F-28 of the Form 10-K.

Finally, in 2012, our foreign effective tax rate was negatively impacted by additional tax accruals in Mexico, which were fully offset in consolidation by foreign tax credits in the U.S.

In connection with this response, we acknowledge we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (203)-351-2517 or Alan Schnaid, Senior Vice President and Corporate Controller, at (480)-905-4610. Facsimile transmissions may be sent to either of us at either (203)-351-2519 or (480)-905-4820.

Very truly yours,
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/ Thomas B. Mangas
Thomas B. Mangas
Executive Vice President & Chief Financial Officer